UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-39938

Vinci Partners Investments Ltd.

(Exact name of registrant as specified in its charter)

Av. Bartolomeu Mitre, 336
Leblon – Rio de Janeiro
Brazil 22431-002
+55 (21) 2159-6240

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

EXPLANATORY NOTE TO AMENDMENT

We are amending our Report of Foreign Issuer on Form 6-K furnished to the U.S. Securities and Exchange Commission on February 27, 2025 (accepted on February 26, 2025 at 7:51:34 p.m. Eastern Time) (the “Original Filing”) solely to revise the hyperlinks to Exhibit 99.1 though 99.4 included in the table of contents. Other than as set forth above, this Form 6-K/A does not, and does not purport to, amend, update or restate any information in the Original Filling.

TABLE OF CONTENTS

EXHIBIT
99.1	Press release dated February 26, 2025 – Vinci Partners Reports Fourth Quarter and Full Year 2024 Earnings Results
99.2	Vinci Partners Investments Ltd. Fourth Quarter & Full Year 2024 Earnings Presentation
99.3	Vinci Partners Investments Ltd. 4Q'24 and Full Year 2024 Earnings Release
99.4	Vinci Partners Investments Ltd. Interim Consolidated Financial Statements as of December 31, 2024 and For the Years Ended December 31, 2024 and 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vinci Partners Investments Ltd.

By:	/s/ Sergio Passos Ribeiro
	Name:	Sergio Passos Ribeiro
	Title:	Chief Financial Officer

Date: February 27, 2025